June 24, 2005
Zip+4 Code:  20549-3561

Via Fax & U.S. Mail

Mr. Dominick A. Pagano
President and Chief Executive Officer
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032

RE:	EDAC Technologies Corporation (the "Company")
	Form 10-K for the Fiscal Year Ended January 1, 2005
	Form 10-Q for the Quarterly Period Ended April 2, 2005
	File No. 0-14275

Dear Mr. Dominick A. Pagano:

      We have reviewed your response letter dated May 2, 2005 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selected Financial Information

1. We have reviewed your response to our prior comment number 2, and note that you intend to revise your disclosures, in future filings, to describe or cross-reference to a discussion of factors which materially affect the comparability of the information reflected in the "Selected Financial Information" section of your document. Please provide us with a draft of your proposed disclosures, as we asked in our prior comment number 13 that such drafts be submitted within your response to comments which request expanded disclosures.


Management Discussion and Analysis of Financial Condition and
Results
of Operations

Results of Operations

2. We have reviewed your response to our prior comment number 3 and the additional disclosures that you have proposed. While we acknowledge that your proposed disclosures have provided additional information with regard to the results of your operations, we believe that your disclosures still require a greater focus on the analysis of why there have been changes in the material line items contained in your statement of operations, the specific underlying factors contributing to the changes in market conditions that you have referenced, and discussion which provides the reader with enough insight to develop expectations of your company`s future performance.
For example, you have stated that there has been a decline in the commercial aerospace market, and you have stated further that your sales of non-jet engine parts have declined. However, you have not discussed the underlying factors affecting the aerospace market, and specifically, sales of non-jet engine parts. You also have not provided insight as to whether the aerospace market or your non-jet engine part sales are expected to recover from such factors, and, if reasonably known, the expected impact on the future performance or direction of your business. Please expand upon the discussion of material line items and changes to material line items presented in your financial statements, accordingly. Refer to our Interpretive Release about Management`s Discussion and Analysis (FR-72) for further guidance.

3. In addition, please evaluate the need to include a discussion of other material items affecting your results of operations, which you referenced in response to other comments issued in our prior letter.
For example, you stated in your response to our prior comment number
10 that the significant variance in your company`s accounts receivable balance at December 31, 2004 versus December 2003 resulted primarily from a significant increase in sales in December of 2004 versus December of 2003. You state further that your sales increase in December of 2004 was substantially driven by delivery increases and the delivery on several large contracts to your company`s two largest customers. Please expand your discussion in MD&A to discuss the factors contributing to your delivery increases, to provide insight as to whether these increases are due to isolated large orders or are the result of increased demand and production ability, and to discuss all other material items or events which have had a significant affect on the results of your operations.




Note G - Income Taxes, page 28

4. We have reviewed your response to our prior comment number 11. As part of the objective of the "Critical Accounting Policies and Estimates" section of your document is to discuss (1) why accounting estimates or assumptions bear risk of change and (2) how you arrived at material estimates that require a significant amount of judgment, please confirm to us that you will expand your disclosures in the "Critical Accounting Policies and Estimates" section of your document to include information similar to that provided in your response to our prior letter.

Note I - Segment Information, page 29

5. We have reviewed your response to our prior comment number 12,
and
we still believe that your disclosures should be expanded to report
revenues generated from each of your three major product lines. Although we concur with your rationale for combining your company`s three major product lines into a single reportable segment, based upon
your annual report, website, and response to our prior comment, your
individual product lines appear to be material and to require the entity-wide disclosures that are separately required by paragraph 37 of SFAS No. 131.  Please revise your disclosures accordingly.

Form 10-Q for the period ended April 2, 2005

6. Please address our comments regarding your Form 10-K in your fiscal year 2005 Form 10-Qs, where applicable.

Condensed Consolidated Statements of Cash Flows

7. We note per "Note B - Financing Arrangements" to your document that your company refinanced its $995,531 term loan payable balance held with its former primary lender with financing from Banknorth, N.A. As your statement of cash flows only reflects repayments of long-term debt of $273,098, it is unclear if you may have inappropriately netted debt repayments and new debt borrowings or if your statement of cash flows should include supplemental information regarding non-cash financing activities in accordance with paragraph 32 of SFAS No. 95.
Please appropriately revise your statement of cash flows or tell us why you believe a revision is not necessary.




Other

8. In each instance that we have requested that you expand upon your disclosures, please include a draft of your proposed additional disclosures within your response.

      As appropriate, please revise your future filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jeffrey Sears at (202) 551-3302 or Joseph
Foti at
(202) 551-3816 if you have questions regarding comments on the financial statements and related matters.

Sincerely,


	Joseph Foti
      Senior Assistant Chief Accountant

Via facsimile:  Glenn L. Purple, CFO

Mr. Dominick A. Pagano
EDAC Technologies Corporation
June 24, 2005
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